SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 8-A/A

                                 Amendment No. 5

                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                            CIRCUIT CITY STORES, INC.
             (Exact name of registrant as specified in its charter)


                Virginia                                 54-0493875
(State of incorporation or organization)    (I.R.S. Employer Identification No.)


            9950 Mayland Drive                              23233
            Richmond, Virginia                           (Zip Code)
 (Address of Principal Executive Offices)

Securities to be registered pursuant to Section 12(b) of the Act:


          Title of each class                     Name of each exchange on
          to be so registered                     which each class is to be
                                                         registered

         Circuit City Stores, Inc. --               New York Stock Exchange
 Circuit City Group Common Stock, par value      (when issued and regular way)
             $.50 per share

         Circuit City Stores, Inc. --               New York Stock Exchange
   CarMax Group Common Stock, par value          (when issued and regular way)
             $.50 per share

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None

                                (Title of Class)



         The text of "Item 1. Description of Registrant's Securities to be Registered", as amended, appears below and reflects an amendment and restatement of the Registrant's Shareholder Rights Agreement, which was approved by Registrant's Board of Directors on July 10, 2001.

Item 1.   Description of Registrant's Securities to be Registered.

         Reference is made to the information set forth under "Proposal 1 -- The CarMax Stock Proposal -- Description of Circuit City Stock and CarMax Stock," "-- Inter-Group Interest," and "-- Anti-takeover Considerations" in the Registrant's definitive proxy statement filed with the Securities and Exchange Commission on December 23, 1996. A copy of such information is filed as Exhibit 2 to this Registration Statement and is incorporated herein by reference.

         Rights Agreement

         On April 14, 1998, the Board of Directors of Circuit City Stores, Inc., a Virginia corporation (the "Company"), declared a dividend distribution of (1) one Preferred Stock Purchase Right (a "Circuit City Right") for each share of the Circuit City Stores, Inc. - Circuit City Group Common Stock, par value $.50 per share (the "Circuit City Stock") outstanding on April 29, 1998 (the "Record Date"), and (2) one Preferred Stock Purchase Right (a "CarMax Right") for each share of the Circuit City Stores, Inc. - CarMax Group Common Stock, par value $.50 per share (the "CarMax Stock") outstanding on the Record Date, and further authorized the issuance of one Circuit City Right and one CarMax Right with respect to each share of Circuit City Stock and CarMax Stock, respectively, that in certain cases shall become outstanding thereafter. At the time of the declaration of such dividend, each Circuit City Right represented the right to purchase from the Company one four-hundredth of a share of the Company's Series E Cumulative Participating Preferred Stock, par value $20 per share (the "Series E Preferred Stock"), at a price of $250.00 (the "Series E Purchase Price"), and each CarMax Right represented the right to purchase from the Company one four-hundredth of a share of the Company's Series F Cumulative Participating Preferred Stock, par value $20 per share (the "Series F Preferred Stock"), at a price of $100.00 (the "Series F Purchase Price"), in each case subject to adjustment in certain circumstances. The description and terms of the Rights are set forth in a Rights Agreement, dated as of April 14, 1998, between the Company and Norwest Bank Minnesota, N.A., as rights agent (the "Rights Agent"), as amended and restated as of February 16, 1999 and as of July 10, 2001 (such agreement, as so amended and restated and as amended from time to time being hereinafter called the "Rights Agreement").

         Initially, the Circuit City Rights and the CarMax Rights (collectively the "Rights") will be attached to and represented by the certificates representing outstanding shares of Circuit City Stock and CarMax Stock, respectively (collectively, the "Common Stock"). The Rights will separate from the Common Stock on the date (the "Distribution Date") which is the earlier of
(i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of an Acquiring Block (as hereinafter defined), or (ii) ten business days (or such later date as may be set by the Board of Directors prior to any person becoming an Acquiring Person) following the commencement of,

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or first public  announcement of the intent of any person to commence,  a tender offer or exchange offer if, upon consummation thereof, the person or group making such offer would be the beneficial owner of an Acquiring Block. For this purpose, an Acquiring Block means either (x) 15% or more of the outstanding Circuit City Stock or (y) shares of Common Stock which include both 30% or more of the outstanding CarMax Stock and 15% or more of the voting power (determined as set forth in the Rights Agreement) of the Common Stock. Notwithstanding the foregoing, any person who was not an Acquiring Person immediately before the Rights Agreement was restated on July 10, 2001, but who owns shares constituting an Acquiring Block at the time of such restatement (and does not subsequently cease to beneficially own shares constituting an Acquiring Block) shall not be deemed an Acquiring Person unless such person acquires 20% or more of the voting power of the outstanding shares of Common Stock.

         Until the Distribution Date, (i) no Rights certificates will be distributed, (ii) the Rights will be transferable with and only with the Common Stock certificates, and (iii) the surrender for transfer of any Common Stock certificates will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. Following the Distribution Date, Rights certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Rights certificates alone will evidence the Rights. Except in certain limited circumstances, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 14, 2008, unless earlier exercised or redeemed by the Company as described below.

         If any person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon the exercise thereof, in lieu of shares of the associated series of Preferred Stock, shares of the associated series of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following such occurrence any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person will immediately become null and void.

         For example, at an exercise price of $250 per Right, each Circuit City Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $500 worth of Circuit City Stock (or other securities or assets, as noted above) for $250. Assuming that the Circuit City Stock had a per share value of $50 at such time, the holder of each valid Circuit City Right would be entitled to purchase ten shares of Circuit City Stock for $250. The holder of each valid CarMax Right would have a similar right under such circumstances to purchase $200 worth of CarMax Stock (or such other securities or assets) for $100 (the exercise price of a CarMax Right).

         At any time following the date any person acquires an Acquiring Block, if (i) the Company engages in a merger or consolidation in which the Company is not the surviving corporation, (ii) the Company engages in a merger or consolidation with another person in which

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the Company is the surviving corporation, but in which all or part of the Common
Stock is changed or exchanged, (iii) the Company engages in a statutory share exchange or (iv) 50% or more of the Company's assets or earning power is sold or transferred, the Rights Agreement requires that proper provision be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof, common stock of the acquiring company having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person will immediately become null and void.

         The Rights Agreement provides that, after the Distribution Date, the Company generally may not take any action which would diminish substantially the benefits of the Rights, including any consolidation or merger with, or sale of 50% of the Company's assets or earning power to, any person which has securities or is bound by agreements which would have such effect.

         The Series E Purchase Price or the Series F Purchase Price, as the case may be (the "Purchase Price"), payable, and the number of one four-hundredths of a share of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on the Preferred Stock or other capital stock, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. The Company may, in lieu of issuing fractional shares of Preferred Stock (other than fractions which are integral multiples of one four-hundredth of a share) upon exercise of the Rights, make a cash payment based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

         If the Company is not able to issue shares of the applicable series of Preferred Stock or Common Stock because of the absence of necessary regulatory approval, restrictions contained in the Company's Amended and Restated Articles of Incorporation or for any other reason, a person exercising Rights will be entitled to receive a combination of cash or property or other securities having a value equal to the value of the shares of Preferred Stock or Common Stock which would otherwise have been issued upon exercise of the Rights.

         At any time until the date any person acquires an Acquiring Block, the Board of Directors of the Company may redeem the Circuit City Rights and the CarMax Rights in whole, but not in part, at a price of $.01 per Right, payable in cash or securities or both (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive

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the Redemption Price. Any such redemption may be made effective at such time, on such basis and with such conditions as may be established by the Board of Directors.

         After a person becomes an Acquiring Person and before any Acquiring Person acquires 50% or more in voting power of the outstanding shares of Common Stock, the Company may require a holder to exchange all or any portion of the holder's Rights at an exchange ratio of (1) one share of Circuit City Stock or before anti-dilution adjustments one four-hundredth of a share of Series E Preferred Stock (or in certain circumstances, other securities of the Company) per Circuit City Right and (2) one share of CarMax Stock or before anti-dilution adjustments one four-hundredth of a share of Series F Preferred Stock (or in certain circumstances, other securities of the Company) per CarMax Right.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income at such time as the Rights become exercisable or are exercised for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

         Certain provisions of the Rights Agreement relating to the principal economic terms of the Rights generally may not be amended at any time. Other provisions may be amended by the Board of Directors of the Company prior to the time any person acquires an Acquiring Block. Thereafter, these other provisions of the Rights Agreement may be amended by the Board in order: to cure any ambiguity, defect or inconsistency, or in any other respect that will not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person).

         Each one four-hundredth of a share of Series E Preferred Stock will be entitled to (i) a quarterly dividend equal to the greater of (a) the quarterly dividend declared per share of Circuit City Stock or (b) $.01, (ii) upon liquidation, a minimum preferential liquidation payment equal to the greater of
(a) $250.00 or (b) the market price of a share of Circuit City Stock at the time of liquidation, plus accrued and unpaid dividends, and (iii) in the event of any merger, consolidation or other transaction in which shares of Circuit City Stock are exchanged, the same amount received per share of Circuit City Stock. Each one four-hundredth of a share of Series F Preferred Stock will be entitled to
(i) a quarterly dividend equal to the greater of (a) the quarterly dividend declared per share of CarMax Stock or (b) $.01, (ii) upon liquidation, a minimum preferential liquidation payment equal to the greater of (a) $100.00 or (b) the market price of a share of CarMax Stock at the time of liquidation, plus accrued and unpaid dividends, and (iii) in the event of any merger, consolidation or other transaction in which shares of CarMax Stock are exchanged, the same amount received per share of CarMax Stock. After April 14, 2058, the Company may redeem all or any portion of the Series E or Series F Preferred Stock at a price equal to the respective liquidation payments described above. The foregoing rights are protected by customary anti-dilution provisions. The holders of shares of Preferred Stock are not entitled to vote on any matter except to the extent provided by law. Because of the nature of the Preferred Stock's dividend, liquidation and redemption rights, the value of each one four-hundredth of a share of Preferred Stock purchasable upon exercise of each Right should


                                       5

approximate the value of one share of the associated series of Common Stock subject to the effect on such value of the fact that holders of Preferred Stock have no voting rights other than those provided by law.

         The number of four-hundredths of a share of Preferred Stock, the dividend rate on the Preferred Stock and the number of four-hundredths of a share of Preferred Stock which may be issued upon an exchange of the Rights, have been appropriately adjusted, under the anti-dilution provisions, to reflect the two-for-one stock split of the Circuit City Stock effective June 30, 1999.

         This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference to Exhibit 1 filed with this Registration Statement.

Item 2.  Exhibits.

       * 1. Second Amended and Restated Rights Agreement dated as of July 10, 2001 between Registrant and Wells Fargo Bank Minnesota, N.A., formerly named Norwest Bank Minnesota, N.A., as Rights Agent, including Exhibits A-1, A-2, B-1, B-2 and C thereto.

      ** 2. Information set forth under "Proposal 1 -- The CarMax Stock Proposal -- Description of Circuit City Stock and CarMax Stock," "-- Inter-Group Interest," and "-- Anti-Takeover Considerations" in the Registrant's definitive proxy statement filed December 23, 1996 (File No. 1-5767), is expressly incorporated herein by this reference.

         3. Registrant's Amended and Restated Articles of Incorporation, effective February 3, 1997, filed as Exhibit 3 (i)(a) to the Registrant's Amended Quarterly Report on Form 10-Q/A for the quarter ended May 31, 1999 (File No. 1-5767), are expressly incorporated herein by this reference.

         4. Registrant's Articles of Amendment to its Amended and Restated Articles of Incorporation, effective April 28, 1998, filed as
               Exhibit 3(i)(b) to the Registrant's Amended Quarterly Report on Form 10-Q/A for the quarter ended May 31, 1999 (File No. 1-5767), are expressly incorporated herein by this reference.

         5. Registrant's Articles of Amendment to its Amended and Restated Articles of Incorporation, effective June 22, 1999, filed as
               Exhibit 3(i)(c) to the Registrant's Amended Quarterly Report on Form 10-Q/A for the quarter ended May 31, 1999 (File No. 1-5767), are expressly incorporated herein by this reference.

         6. Form of Rights Certificate for rights attached to Circuit City Stores, Inc. -- Circuit City Group Common Stock, filed as Exhibit B-1 to the Rights Agreement filed as Exhibit 1 to this Registration Statement.

         7. Form of Rights Certificate for rights attached to Circuit City Stores, Inc. -- CarMax Group Common Stock, filed as Exhibit B-2 to the Rights Agreement filed as Exhibit 1 to this Registration Statement.

                                       6


         8. Registrant's Bylaws, as amended and restated April 11, 2000, filed as exhibit 3(ii) to the Registrant's Quarterly Report on Form 10-Q for the quarter ended May 31, 2000 (File No. 1-5767), are expressly incorporated herein by this reference.

         * Filed herewith.
         ** Previously filed.


                                        7




                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CIRCUIT CITY STORES, INC.




                                 By:      /s/ Michael T. Chalifoux
                                          ------------------------------------
                                          Michael T. Chalifoux,
                                          Executive Vice President,
                                          Chief Financial Officer and
                                          Secretary

Dated:  July 20, 2001


                                       8



                                INDEX TO EXHIBITS

       * 1. Second Amended and Restated Rights Agreement dated as of July 10, 2001 between Registrant and Wells Fargo Bank Minnesota, N.A., formerly named Norwest Bank Minnesota, N.A., as Rights Agent, including Exhibits A-1, A-2, B-1, B-2 and C thereto.

      ** 2. Information set forth under "Proposal 1 -- The CarMax Stock Proposal -- Description of Circuit City Stock and CarMax Stock," "-- Inter-Group Interest," and "-- Anti-Takeover Considerations" in the Registrant's definitive proxy statement filed December 23, 1996 (File No. 1-5767), is expressly incorporated herein by this reference.

         3. Registrant's Amended and Restated Articles of Incorporation, effective February 3, 1997, filed as Exhibit 3 (i)(a) to the Registrant's Amended Quarterly Report on Form 10-Q/A for the quarter ended May 31, 1999 (File No. 1-5767), are expressly incorporated herein by this reference.

         4. Registrant's Articles of Amendment to its Amended and Restated Articles of Incorporation, effective April 28, 1998, filed as
               Exhibit 3(i)(b) to the Registrant's Amended Quarterly Report on Form 10-Q/A for the quarter ended May 31, 1999 (File No. 1-5767), are expressly incorporated herein by this reference.

         5. Registrant's Articles of Amendment to its Amended and Restated Articles of Incorporation, effective June 22, 1999, filed as
               Exhibit 3(i)(c) to the Registrant's Amended Quarterly Report on Form 10-Q/A for the quarter ended May 31, 1999 (File No. 1-5767), are expressly incorporated herein by this reference.

         6. Form of Rights Certificate for rights attached to Circuit City Stores, Inc. -- Circuit City Group Common Stock, filed as Exhibit B-1 to the Rights Agreement filed as Exhibit 1 to this Registration Statement.

         7. Form of Rights Certificate for rights attached to Circuit City Stores, Inc. -- CarMax Group Common Stock, filed as Exhibit B-2 to the Rights Agreement filed as Exhibit 1 to this Registration Statement.

         8. Registrant's Bylaws, as amended and restated April 11, 2000, filed as exhibit 3(ii) to the Registrant's Quarterly Report on Form 10-Q for the quarter ended May 31, 2000 (File No. 1-5767), are expressly incorporated herein by this reference.


         * Filed herewith.
         ** Previously filed.


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